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                                                                 Exhibit (a)(3)



                                  REGISTER.COM,
                                           the first step on the web


Memorandum

To:     All Employees Who Hold Stock Options

From:   Mitchell Quain, Chairman, and Richard Forman, CEO and President

Date:   December 16, 2002

RE:     Stock Option Exchange Program

We are very pleased to tell you that the Board of Directors has approved a stock option exchange program for all current employees who currently hold stock options. The program will allow you to exchange your existing stock options for new options. Subject to our right to extend, terminate and amend the offer, the deadline to participate in this voluntary stock option exchange program is 5:59 p.m. Eastern Time on January 15, 2003. We are enclosing very important documents that contain detailed information about terms and conditions of how the program will operate. This information has been filed with the Securities and Exchange Commission. We strongly urge you to read this information carefully. Upon your request, we will also provide you with a paper copy of the enclosed Offer to Exchange.

We are sure there are many questions regarding how this offer will impact you as an option holder. The Q&A summary below will hopefully answer many of these questions. A more detailed Q&A is middle on page 2 of the enclosed material. You should take the time to read this detailed Q&A, and all of the rest of the enclosed material.

Option Exchange Q&A Summary

     1.   Must I exchange my options? No. The program is voluntary.

     2. When will my new options be granted? On or promptly after the first trading day that is at least six months and one day after the returned options are accepted for exchange.

     3. What will be the price of the new options? It will be the NASDAQ closing price of our common stock on the date the new options are granted.

     4. How many new options will I receive? The number of shares of our common stock subject to each new option we grant pursuant to the offer will be equal to 80% of the number of shares that were subject to the returned option at the time it was accepted for exchange and cancelled (rounded up to the nearest whole share). Accordingly, if you exchange an outstanding option to purchase 1,000 shares, you will receive a new option to purchase 800 shares.

     5. How will vesting work? On the date of grant, your new options will be vested to the same extent as the options that you exchanged were vested on the date of exchange (except that the number of shares vested under the new option will be equal to 80% of the number of shares vested under the corresponding option that was returned for exchange). You will receive no vesting credit for the period between the date of exchange and the grant date of the new options. So, using the example above, if 500 of your 1,000 options were vested and 500 were unvested, then 400 of your new options will be vested and 400 will be unvested. After the grant date, each of your new options will vest in accordance with the terms of the vesting schedule applicable to the corresponding option that was returned for exchange (except that the number of shares vesting will be equal to 80% of the number of shares that would have vested on each date under the corresponding returned option).

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     6.   What happens to my options if I do not exchange them? Nothing. They remain in place with no changes.

     7. Who can participate? The offer is open to all option holders who are current employees, including those outside of the United States. (The Executive Chairman, CEO, and non-employee members of the Board are not eligible to participate.)

     8. What happens if I quit or am terminated during the period between the exchange and the grant of new options? You will not receive any payment or consideration for the exchanged options, and you will not be granted new options. This offer does not change your employment status with us; i.e., U.S. employees are generally considered "at will". Your employment may be terminated by us or by you at any time, including prior to the grant date or vesting of the New Options, for any reason, with or without cause.

     9. Can you give me advice on what I should do? No. You must make your own decision based on personal circumstances and preferences.

     10. If I participate, can I make any assumptions about the price of the new options? No. The price could be higher or lower then the current price of our stock, and it could be higher or lower than the current price of your options. Also, remember that you will receive a new grant that is for 80% of the number of shares you exchange and will have a longer vesting schedule.

     11. You mean I could lose on this deal? Yes. You will have fewer shares, the price could be higher, and you will receive no vesting credit for the period between the date of exchange and the grant date of the new options. In addition, if your employment terminates during the period between the exchange and grant date of the new option, you will not receive any payment or consideration for the exchanged options, and you will not be granted new options.

     12. If I want to participate, how do I do it? Complete and sign the Letter of Transmittal, and drop off, mail or fax it to Tom Roth, VP, Human Resources (fax: 212-798-9114), by January 15, 2003.

     13. Can I pick which options I want to exchange? Yes, but you can only exchange an entire grant. You cannot exchange only a portion of a grant. Note that a grant split between non-qualified options and incentive stock options (ISOs) is considered to be a single grant.

     14. Can I exchange vested and unvested options? Yes, you must exchange all unexercised options for each separate grant, including vested and unvested options under that grant.

     15. Can I exchange part of a grant? ... i.e., on May 2, 2002 I received 4,000 options priced at $8.76, can I exchange 2,000 of these options? No. You must exchange all unexercised options under each grant.

     16. Can I exchange one grant and not exchange another grant? i.e. on January 27, 2000 I received 4,000 options priced at $12.86, and on May 2, 2002 I received 4,000 options priced at $8.76. Yes, you may exchange one grant, and not exchange the other grant, but you must exchange all unexercised options under each grant that you want to exchange.

     17.  Can I exchange options I have already exercised? No.

     18. What would happen if I exchange my options and Register merges into or is acquired by another company during the six-month and a day period? This will depend in part on how the acquisition occurs. In general, we would seek to make provision for the exchanged options, but we cannot guarantee what the acquirer might do in connection with exchanged options in the event of an acquisition. It is possible that the acquiring corporation would not grant you new options.

     19. If I exchange my options, is there a U.S. taxable event at the time of the exchange? No.

     20. Will my new options be Incentive Stock Options (U.S. only)? Yes, to the maximum extent permissible under IRS regulations, and the balance would be nonqualified options.


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     21.  If I decide to exchange my options, can I change my mind later? Only if you withdraw your Letter of Transmittal on or before January 15, 2003.

     22. If I exchange my options, will I be eligible to receive any additional options (promotion, merit or otherwise) before my new options are granted? No. This is a requirement for Register to avoid taking a compensation expense charge to earnings.

     23. Who should I contact if I have questions? In the U.S. you may contact Tom Roth, Shannon Barnett, Jack Levy or Roni Jacobson. In Canada you may contact Gayle Morrison, and in UK/Europe Dianne Young. All of the above may be reached through a special email address set up for this program: optionquestions@register.com.

     24. Who should I contact if I want a paper copy of the Offer to Exchange? Requests for paper copies of the Offer to Exchange should be made by email to optionquestions@register.com or directed to:

                   Register.com, Inc.
                   Attention: Jack S. Levy, Esq.
                   575 Eighth Avenue, 8th Floor
                   New York, New York 10018


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